UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantitative Brokers, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 West 44th Street, Ste 1400
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christian Hauff 646-293-1811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street, Ste 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15048088

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

OATH OR AFFIRMATION

I, Christian Hauff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantitative Brokers, LLC, as of February 24, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SABEENA AHMED
NOTARY PUBLIC-STATE OF NEW YORK
No. 02AH6225578
Qualified in New York County
My Commission Expires July 24, 2018

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quantitative Brokers, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2014

Quantitative Brokers, LLC

CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Report of Independent Registered Public Accounting Firm

To the Members of Quantitative Brokers, LLC

We have audited the accompanying financial statements of Quantitative Brokers, LLC which comprise the balance sheet as of December 31, 2014, and the related statements of income, changes in members equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Quantitative Brokers, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantitative Brokers, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of Quantitative Brokers, LLC's financial statements. The supplemental information is the responsibility of Quantitative Brokers, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with SEC Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 14, 2015

Quantitative Brokers, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Assets		
Cash	$	773,641
Accounts receivable		407,622
Property and equipment, net		73,245
Other assets		283,474
Due from affiliate		60,504
Total assets	$	1,598,486
Liabilities and members' equity		
Liabilities		
Accounts payable	$	140,347
Salary & wages payable		383,755
Payroll taxes payable		3,790
Total liabilities		527,892
Members' equity		
Members' equity		1,070,594
Total members' equity		1,070,594
Total liabilities and members' equity	$	1,598,486

See accompanying notes to financial statements.

Quantitative Brokers, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2014	
Revenue	
Commissions and fees	$ 5,097,981
Other income	32,595
Total revenue	5,130,576
Expenses	
Commission expense	297,007
Professional and consulting fees	2,694,387
Regulatory fees and expenses	3,826
Rent	138,866
Insurance expense	205,303
Execution & quote data expenses	
Other operating expenses	1,750,856
Total expenses	5,090,245
Income (loss) before interest and income taxes	40,331
Interest income	
Income tax provision	-
Net Income (loss)	$ 40,331

See accompanying notes to financial statements.

Quantitative Brokers, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2014

Members' equity, beginning of year	$	1,030,263
Member contributions		-
Member withdrawals		-
Adjustment to prior period		-
Net income (loss)		40,331
Members' equity, end of year	$	1,070,594

See accompanying notes to financial statements.

Quantitative Brokers, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2014		
Cash flows from operating activities		
Net Income (loss)	$	40,331
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation expense		31,170
Net amortization of deferred rent		
Net realized loss from marketable securities		
Changes in assets and liabilities:		
Accounts receivable		127,136
Other assets		(191,324)
Accounts payable		21,711
Intercompany Receivables		(60,504)
Salary & wages payable		188,793
Taxes payable		3,092
Net cash provided by (used in) operating activities		160,405
Cash flows from investing activities		
Purchase of property & equipment		(39,708)
Net cash provided by (used in) investing activities		(39,708)
Cash flows from financing activities		-
Member withdrawals		-
Net cash provided by (used in) financing activities		-
Net change in cash and cash equivalents		120,697
Cash and cash equivalents, beginning of year		652,944
Cash and cash equivalents, end of year	$	773,641

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Quantitative Brokers, LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware. Effective February 25, 2010, the Company was registered with the Commodity Futures Trading Commission ("CFTC") and became a member of the National Futures Association ("NFA"). On December 1, 2014, Quantitative Brokers LLC became registered with the Securities and Exchange Commission ("SEC") as a broker dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The principal operations of the Company are located in New York City. The Company conducts business as an Introducing Broker ("IB"). The Company does not clear any transactions nor accept any money or property to margin or secure any trades or contracts that result or may result there from. The Company conducts algorithmic trade execution for the accounts of institutional customers who are involved in fixed income and commodity futures, as well as US government securities transactions. The Company's customers are located primarily in North America, the United Kingdom and Europe.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Income Taxes

The Company does not record a provision for income taxes because the members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending partners' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2014. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

1. Nature of operations and summary of significant accounting policies (continued)

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2011.

Revenue Recognition

The company generates commission income from providing execution services. Commission income and related expenses are recognized when earned or incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 12.5% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2014, the Company's adjusted net capital was approximately $857,170, which exceeded the requirement by approximately $836,183.

3. Related party transactions

The Company purchased and leased computer software from Flextrade, a non-managing member of the Company until August 31, 2014. Expenses in the amount of approximately $293,750 relating to Flextrade are included in the statement of income.

The due from affiliate is for monies due from the Company's United Kingdom affiliate.

4. Operating Lease Commitment

The Company leases its office facilities under a non-cancelable operating lease expiring June 30, 2020. The lease calls for minimum lease payments and established increases based on operating expenses.

Following is a schedule of future minimum lease payments for each calendar year under this operating lease as of December 31, 2014:

Year	Amount
2015	123,095
2016	166,357
2017	170,932
2018	175,632
2019	180,462
2020	91,878
Total	$ 908,356

Rental expense charged to operations for the year ended December 31, 2014 was approximately $129,623.

The lease requires the Company to maintain a security deposit of approximately $129,642.

5. Off balance sheet risk and concentration of credit

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

6. Subsequent events

These financial statements were approved by management and available for issuance on February 14, 2015. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

Quantitative Brokers, LLC

SUPPLEMENTAL INFORMATION

December 31, 2014

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	1,070,594
Add: discretionary liability of bonuses payable		360,000
Less: Non allowable assets		(573,424)
Net capital		857,170
Haircut on securities		
Adjusted net capital		857,170
Net minimum capital requirement of 12.5% of aggregate indebtedness of $167,892 or $5,000 whichever is greater		20,987
Excess net capital	$	836,183

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2014, as amended	$	857,170
Rounding		
Net capital per above computation	$	857,170

There are no material differences between the above computation and the Company's corresponding unaudited Focus Report (form X-17A-5) filing as of December 31, 2014, as amended.

December 31, 2014

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2014

MC

MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Members
Quantitative Brokers, LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period December 2, 2014 through December 31, 2014, which were agreed to by Quantitative Brokers, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Quantitative Brokers, LLC's compliance with the applicable instructions of Form SIPC-7. Quantitative Brokers, LLC's management is responsible for Quantitative Brokers, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the period December 2, 2014 through December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the period December 2, 2014 through December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 14, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Quantitative Brokers, LLC
28 West 44th Street - Suite 1400
New York, NY 10036

FINRA
8-69396
December 2014

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Beatrice Derian (646) 293-181

2. A. General Assessment (item 2e from page 2) $ 1

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Quantitative Brokers, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 30 day of January, 20 15.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$312867
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	308470
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________ (Deductions in excess of $100,000 require documentation)	4122
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______________	
Enter the greater of line (i) or (ii)	
Total deductions	312592
2d. SIPC Net Operating Revenues	$275
2e. General Assessment @ .0025	$1
	(to page 1, line 2.A.)

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Report of Independent Registered Public Accounting Firm

To the Members of Quantitative Brokers, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Quantitative Brokers, LLC, ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Quantitative Brokers, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Quantitative Brokers, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quantitative Brokers, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 14, 2015

quantitativebrokers

28 West 44th
Street, Suite 1400
New York, NY 10036

February 14, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2014

Dear Sir/Madame:

For the fiscal year ending December 31, 2014, Quantitative Brokers LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Quantitative Brokers LLC met the exemption provided above for the period ending December 31, 2014.

Sincerely,

Christian Hauff
CEO